Exhibit (a)(2)

Image Sensing Systems, Inc.

Offer to Exchange Outstanding Stock Options

Election to Participate

Image Sensing Systems, Inc. is offering to our non-executive employees, including employees of our subsidiaries, who hold options to purchase our common stock that were granted to them in 2007 and 2008 and to Kenneth R. Aubrey and Gregory R. L. Smith with respect to the options granted to them in 2007 the opportunity to exchange all of those outstanding options, which are referred to as the “eligible options,” for options to purchase the same number of shares at a new exercise price, which are referred to as the “new options.” The employees holding the eligible options are referred to as the “eligible employees.” The details of this option exchange program are summarized in the accompanying offer to exchange dated May 22, 2009 and this election to participate and its applicable instructions. To participate in the option exchange program, you must complete this election to participate and acknowledge all of its terms and conditions by signing it and returning a copy to Gregory R. L. Smith on or before June 22, 2009 at 9:00 p.m., Central Time, unless the offer is extended. You can return your election to participate to Mr. Smith in person, via interoffice mail, by fax to (651) 603-7765, by e-mail (via PDF or similar imaged document file) to optionexchange@imagesensing.com, or by mail to Image Sensing Systems, Inc., 500 Spruce Tree Centre, 1600 University Avenue West, St. Paul, Minnesota 55104, Attn: Gregory R. L. Smith, Chief Financial Officer.

Please complete the information requested below and indicate whether or not you want to exchange your eligible options for new options in accordance with the terms and conditions of the offer to exchange:

☐	SECTION I. Election to tender for exchange all eligible options

I want to tender for exchange ALL of my eligible options under the terms set forth in the offer to exchange dated May 22, 2009.

☐	SECTION II. Election to tender for exchange designated eligible option grants. (Please note that you may exchange only all of one option grant, determined by date.)

Grant Number	Grant Date	Exercise Price	Total Number of Shares Subject to Option

*Please note that if you exercise any eligible option before the expiration date of offer to exchange, those options will no longer be available for exchange.

You can at any time confirm the number of eligible options that you have, their grant dates, remaining terms, exercise prices, vesting schedules and other information by contacting Mr. Gregory R. L. Smith as described above or by telephone at (651) 603-7700.

PLEASE READ THE TERMS BELOW

AND ACKNOWLEDGE YOUR PARTICIPATION IN ACCORDANCE WITH THE INSTRUCTIONS ABOVE.

Terms and Conditions

1.

DEFINED TERMS. All terms used in this election to participate but not defined have the meaning given to them in the “Offer to Exchange Certain Outstanding Options to Purchase Common Stock for New Stock Option Grants” dated May 22, 2009 (the “offer to exchange”). References in this election to participate to “ISS,” “we,” “us,” “our,” and “ours” mean Image Sensing Systems, Inc.

2.

EXPIRATION DATE. The option exchange program and any rights to tender, or to withdraw a tender, of your eligible options will expire at 9:00 p.m., Central Time, on June 22, 2009 (or on a later date of which we will notify you if we extend the option exchange program) (such expiration date, the “Expiration Date”).

3.

DELIVERY OF ELECTION TO PARTICIPATE. If you intend to tender your eligible options in the option exchange program, you must complete this election to participate and acknowledge your participation in the option exchange program by signing this election to participate and returning it as instructed above before 9:00 p.m., Central Time, on the Expiration Date.

Your election to participate will be effective only upon receipt by us of this completed and signed election to participate. You are responsible for making sure that if you want to participate in the option exchange program, you complete and sign this election to participate before 9:00 p.m., Central Time, on the Expiration Date.

You are not required to tender your eligible options, and participation in the option exchange program is completely voluntary.

4.

EXISTING STOCK OPTION AGREEMENTS. You do not need to return your existing stock option agreements relating to your tendered eligible options, and they will be automatically canceled if we accept your eligible options for exchange.

5.

WITHDRAWAL OF ELECTION. The tender of your eligible options in the option exchange program may be withdrawn at any time before 9:00 p.m., Central Time, on the Expiration Date. To withdraw your tendered eligible options, you must complete, sign and deliver a notice of withdrawal in the same manner as this election to participate. Withdrawals may not be rescinded, and any eligible options withdrawn will not be considered to be properly tendered unless your eligible options are properly re-tendered before the Expiration Date by following the procedures described in Instruction 3 above.

6.

REQUESTS FOR ASSISTANCE OR ADDITIONAL COPIES. Any questions or requests for assistance regarding the option exchange program (including requests for additional copies of this election to participate) should be directed to Gregory R. L. Smith as described above.

7.

IRREGULARITIES. We will determine all questions as to the number of shares subject to eligible options tendered and the validity, form, eligibility (including time of receipt) and acceptance of your tender of eligible options. Subject to any order or decision by a court or arbitrator of competent jurisdiction, or any other applicable regulatory authority, our determination of these matters will be final and binding on all parties. We may reject any tender of eligible options that we determine is not in the appropriate form or would be unlawful to accept. We may waive any defect or irregularity in your tender with respect to your eligible options tendered before 9:00 p.m., Central Time, on the Expiration Date. Your eligible options will not be accepted for exchange until you have cured all defects or irregularities to our satisfaction, or they have been waived by us, before 9:00 p.m., Central Time, on the Expiration Date. Neither we nor any other person is obligated to give notice of any defects or irregularities involved in the exchange of any eligible options.

8.	CONDITIONAL OR CONTINGENT OFFERS. We will not accept any alternative, conditional or contingent tenders of eligible options.

9.

IMPORTANT TAX INFORMATION. You should refer to the section of the offer to exchange entitled “Material U.S. Tax Consequences,” which contains important U.S. tax information. If you are a resident of a country other than the United States, please also refer to the section of the offer to exchange entitled “Material Income Tax Consequences and Certain Other Considerations for Employees Who Reside Outside the United States” and Appendix A to the offer to exchange for important tax and other information regarding the option exchange program. We encourage you to consult with your own legal, accounting and tax advisors if you have questions about your financial or tax situation.

By signing below, I understand and agree that:

(1)  I have received a copy of the offer to exchange dated May 22, 2009 and the related forms listed in the Exhibit Index in the offer to exchange (the “Exchange Offer Materials”) from ISS. I have read, understand and agree to be bound by all of the terms and conditions of the option exchange program as described in the Exchange Offer Materials.

(2)  I understand that, upon acceptance by ISS, my election to participate will constitute a binding agreement between ISS and me with respect to all of my eligible options that are accepted for cancellation and exchange in the option exchange program, unless I return a validly completed notice of withdrawal with respect to my eligible options before the Expiration Date of the option exchange program.

(3)  I understand that if I validly tender any of my eligible options for exchange in the option exchange program, and such eligible options are accepted for cancellation and exchange, I will receive new options to acquire the same number of shares of ISS common stock that were subject to my eligible options at the time of the exchange, and I will lose all of my rights to purchase any shares under such eligible options.

(4)  ISS has advised me to consult with my own legal, accounting and tax advisors as to the consequences of participating or not participating in the option exchange program before making any decision about whether to participate.

(5)  I understand that participation in the option exchange program will not be construed as a right to my continued employment or service with ISS or any of its subsidiaries for any period and that my employment or service can be terminated at any time by me or ISS (or one of ISS’ subsidiaries, as applicable), with or without cause or notice, in accordance with the terms of my employment.

(6)  I understand that, as described in the sections of the offer to exchange entitled “Conditions of the Option Exchange Program” and “Extension of the Option Exchange Program; Termination; Amendment,” ISS may extend, amend, withdraw or terminate the option exchange program and postpone its acceptance and cancellation of my eligible options that I have tendered for exchange. In any such event, I understand that the eligible options tendered for exchange but not accepted will remain in effect with their current terms and conditions.

(7)  I understand that my elections pursuant to this Election to Participate will survive my death or incapacity and will be binding upon my heirs, personal representatives, successors and assigns.

(8)  To administer the option exchange program, ISS must collect, use and transfer certain information regarding you and your eligible options, including, but not limited to, your name, home address and telephone number, date of birth, social security number, social insurance number or other identification number, salary, nationality, job title, any shares of stock or directorships held in ISS or its subsidiaries, and details of all options or any other entitlement to shares of stock awarded, canceled, exercised, vested, unvested or outstanding in your favor. Further, we may have to pass that information onto third parties who are assisting with the option exchange program. By submitting this Election to Participate, you explicitly and unambiguously agree to such collection, use and transfer, in electronic or other form, of your personal data by us and the third parties assisting us with the option exchange program, for the exclusive purpose of implementing, administering, and managing your participation in the option exchange program. By submitting this Election to Participate, you also acknowledge and agree that:

•	The parties receiving this data may be located outside of your country, and the recipient’s country may have different data privacy laws and protections than your country;
•	The data will be held only as long as necessary to implement, administer and manage the option exchange program;
•	You can request from us a list with the names and addresses of any potential recipients;
•	You can request additional information about how the data is stored and processed; and
•	You can request that the data be amended if it is incorrect.

If you are an option holder in certain foreign jurisdictions, you can withdraw your consent to the collection, use and transfer of your data by contacting us. However, if you withdraw your consent, it may affect your ability to participate in the option exchange program. Please contact us if you have any questions.

Signature

Name Typed or Printed

Date